UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Rain Therapeutics Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75082Q105
(CUSIP Number)

April 27, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 676,402 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 676,402 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 676,402 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.69% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 676,402 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 676,402 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 676,402 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.69% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 612,369 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 612,369 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 612,369 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.34% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 612,369 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 612,369 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 612,369 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.34% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 739,696 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 739,696 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 739,696 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.03% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare GP III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 739,696 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 739,696 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 739,696 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.03% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,832,653 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,832,653 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,832,653 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,832,653 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,832,653 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,832,653 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)
(#) Includes 103,192 shares of Common Stock issuable upon the conversion of shares of Non-Voting Common Stock held by the Reporting Persons, but does not include additional shares of Non-Voting Stock because of a limitation on the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

Item 1.
(a)	Name of Issuer
Rain Therapeutics Inc.
(b)	Address of Issuer’s Principal Executive Offices
8000 Jarvis Avenue, Suite 204, Newark, CA 94560

Item 2.
(a)	Name of Person Filing

Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund II, LP
Cormorant Private Healthcare GP II, LLC
Cormorant Private Healthcare Fund III, LP
Cormorant Private Healthcare GP III, LLC
Cormorant Asset Management, LP
Bihua Chen

(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund II, LP - Delaware
Cormorant Private Healthcare GP II, LLC - Delaware
Cormorant Private Healthcare Fund III, LP - Delaware
Cormorant Private Healthcare GP III, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
75082Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 676,402 shares (#)
Cormorant Global Healthcare GP, LLC – 676,402 shares (#)
Cormorant Private Healthcare Fund II, LP – 612,369 shares (#)
Cormorant Private Healthcare GP II, LLC – 612,369 shares (#)
Cormorant Private Healthcare Fund III, LP – 739,696 shares (#)
Cormorant Private Healthcare GP III, LLC – 739,696 shares (#)
Cormorant Asset Management, LP – 1,832,653 shares (#)
Bihua Chen – 1,832,653 shares (#)

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 3.69% (#)
Cormorant Global Healthcare GP, LLC – 3.69% (#)
Cormorant Private Healthcare Fund II, LP – 3.34% shares (#)
Cormorant Private Healthcare GP II, LLC – 3.34% shares (#)
Cormorant Private Healthcare Fund III, LP – 4.03% (#)
Cormorant Private Healthcare GP III, LLC – 4.03% (#)
Cormorant Asset Management, LP – 9.99% (#)
Bihua Chen – 9.99% (#)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 0 shares
Cormorant Global Healthcare GP, LLC – 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Private Healthcare Fund III, LP – 0 shares
Cormorant Private Healthcare GP III, LLC – 0 shares
Cormorant Asset Management, LP – 0 shares
Bihua Chen – 0 shares

	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 676,402 shares (#)
Cormorant Global Healthcare GP, LLC – 676,402 shares (#)
Cormorant Private Healthcare Fund II, LP – 612,369 shares (#)
Cormorant Private Healthcare GP II, LLC – 612,369 shares (#)
Cormorant Private Healthcare Fund III, LP – 739,696 shares (#)
Cormorant Private Healthcare GP III, LLC – 739,696 shares (#)
Cormorant Asset Management, LP – 1,832,653 shares (#)
Bihua Chen – 1,832,653 shares (#)

	(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 0 shares
Cormorant Global Healthcare GP, LLC – 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Private Healthcare Fund III, LP – 0 shares
Cormorant Private Healthcare GP III, LLC – 0 shares
Cormorant Asset Management, LP – 0 shares
Bihua Chen – 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 676,402 shares (#)
Cormorant Global Healthcare GP, LLC – 676,402 shares (#)
Cormorant Private Healthcare Fund II, LP – 612,369 shares (#)
Cormorant Private Healthcare GP II, LLC – 612,369 shares (#)
Cormorant Private Healthcare Fund III, LP – 739,696 shares (#)
Cormorant Private Healthcare GP III, LLC – 739,696 shares (#)
Cormorant Asset Management, LP – 1,832,653 shares (#)
Bihua Chen – 1,832,653 shares (#)

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”), Cormorant Private Healthcare Fund II, LP (“Fund II”) and Cormorant Private Healthcare Fund III, LP (“Fund III”), as reported herein, and a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC and Cormorant Private Healthcare GP III, LLC serve as the general partners of the Master Fund and Fund III, respectively. Cormorant Asset Management, LP serves as the investment manager to the Master Fund, Fund II, Fund III and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC, Cormorant Private Healthcare GP III, LLC and the general partner of Cormorant Asset Management, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(#) The Reporting Persons’ holdings reported herein include shares issuable upon the conversion of shares of Non-Voting Common Stock (“Non-Voting Stock”) of the Issuer Under its terms, the Non-Voting Stock may be converted to Common Stock only to the extent that such conversion would not cause the holder thereof, together with its affiliates and any other person or entity acting as a group, to beneficially own in excess of 9.99% (subject to adjustment in accordance with the terms of the Non-Voting Stock) of the shares of Common Stock then outstanding.  If not for such limitation on conversion, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of Common Stock.  The Master Fund, Fund II and Fund III may receive up to 109,620, 416,600 and 520,776 additional shares of Commons Stock, respectively, upon the conversion of Non-Voting Stock, subject to the limitation on conversion.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon a statement in the Issuer’s Prospectus dated April 22, 2021, as filed with the Securities and Exchange Commission on April 23, 2021, that there would be 18,241,690 shares of Common Stock of the Issuer outstanding immediately after public offering to which the Prospectus related, without taking into account any additional shares of Common Stock that might be issued to the underwriters of the offering upon the exercise of their overallotment option~~.~~

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

99.1                  Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
May 7, 2021

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Global Healthcare GP II, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND III, LP
By: Cormorant Global Healthcare GP III, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP III, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen